Exhibit 99.1
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the fourth quarter and year ended December 31, 2009, has been derived from TOTAL’s unaudited consolidated financial statements for the fourth quarter and year ended December 31, 2009.
The following discussion should be read in conjunction with the unaudited consolidated financial statements provided elsewhere in this Form 6-K, the unaudited interim consolidated financial statements and related notes for the third quarter and nine months ended September 30, 2009, in TOTAL’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2009, and the information, including the audited financial statements and related notes, for the year ended December 31, 2008, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2008, filed with the SEC on April 3, 2009.
●	Key figures and consolidated accounts of TOTAL[1]

			4Q09				2009
			vs	in millions of euros			vs
4Q09	3Q09	4Q08	4Q08	except earnings per share and number of shares	2009	2008	2008

36,228	33,628	38,714	-6%	Sales	131,327	179,976	-27%

				Adjusted net operating income from business segments

1,948	1,501	1,995	-2%	• Upstream	6,382	10,724	-40%
51	146	770	-93%	• Downstream	953	2,569	-63%
72	161	177	-59%	• Chemicals	272	668	-59%

0.92	0.86	(0.36)	n/a	Fully-diluted earnings per share (euros)	3.78	4.71	-20%

2,241.4	2,236.8	2,235.5	—	Fully-diluted weighted-average shares (millions)	2,237.2	2,246.7	—

2,065	1,923	(794)	n/a	Net income (Group share)	8,447	10,590	-20%

3,524	3,256	4,758	-26%	Investments[2]	13,349	13,640	-2%

3,419	3,169	4,565	-25%	Investments including net investments in equity affiliates and non-consolidated companies[2]	13,003	12,444	+4%

944	807	943	—	Divestments	3,081	2,585	+19%

1,889	4,538	4,093	-54%	Cash flow from operations	12,360	18,669	-34%

●	Fourth quarter 2009 results
  > Sales
In the fourth quarter 2009, TOTAL’s indicator for realized liquids prices averaged 70.6 $/b, an increase of 43% compared to the fourth quarter 2008 and 8% compared to the third quarter 2009. In contrast, TOTAL’s indicator for realized natural gas prices averaged 5.07 $/Mbtu, a decrease of 33% compared to the fourth quarter 2008 and an increase of 4% compared to the third quarter 2009. The European refining margin indicator (ERMI3) was 11.7 $/t on average in the fourth quarter 2009, a decrease of 71% compared to the fourth quarter 2009 and 3% compared to the third quarter 2009.

[1]	Adjusted net operating income is defined as income using replacement cost, adjusted for special items affecting operating income and excluding TOTAL’s equity share of adjustments and, from 2009, selected items related to Sanofi-Aventis. See “Analysis of Business Segment Results” starting on page 3 of this exhibit for further details.

[2]	Including acquisitions.

[3]	TOTAL replaced TRCV with ERMI as its European refining margin indicator. In view of market changes over the past years (particularly in terms of refinery complexity, crude feedstocks and product runs) the ERMI is expected to be more representative of the margin on average variable costs for a theoretical European refinery.

The euro-dollar exchange rate averaged 1.48 $/€ in the fourth quarter 2009 compared to 1.32 $/€ in the fourth quarter 2008 and 1.43 $/€ in the third quarter 2009.
In this context, sales were €36,228 million in the fourth quarter 2009, a decrease of 6% compared to the fourth quarter 2008.
  > Net income (Group share)
Reported net income (Group share) was €2,065 million in the fourth quarter 2009. In the fourth quarter 2008, the Group reported a net loss of €794 million. The after-tax inventory effect had a positive impact on net income of €296 million in the fourth quarter 2009, due to the increase in oil prices, and a negative effect of €3,128 million in the fourth quarter 2008. The Group’s share of adjustments and selected items related to Sanofi-Aventis4 had a negative impact on net income of €48 million in the fourth quarter 2009 and a negative impact of €166 million in the fourth quarter 2008. Other special items had a negative impact on net income of €264 million in the fourth quarter 2009, comprised essentially of impairments in the Downstream, and a negative impact of €373 million in the fourth quarter 2008.
The Group did not buy back shares in the fourth quarter 2009.
Fully-diluted earnings per share, based on 2,241.4 million fully-diluted weighted-average shares, was €0.92 compared to negative €0.36 in the fourth quarter 2008.
  > Investments — divestments5
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies were €3.3 billion in the fourth quarter 2009 compared to €4.1 billion in the fourth quarter 2008.
Acquisitions were €112 million in the fourth quarter 2009.
Asset sales in the fourth quarter 2009 were €821 million, consisting essentially of Sanofi-Aventis shares.
Net investments6 were €2.6 billion in the fourth quarter 2009 compared to €3.8 billion in the fourth quarter 2008.
  > Cash flow
Cash flow from operating activities was €1,889 million in the fourth quarter 2009 compared to €4,093 million in the fourth quarter 2008. The 54% decrease was mainly due to changes in working capital requirements due mainly to the effect of the variation in oil and oil products prices during the fourth quarter 2009 as compared to during the fourth quarter 2008.
Net cash flow7 for the Group was negative €691 million in the fourth quarter 2009 compared to positive €278 million in the fourth quarter 2008, mainly due to the increase in working capital requirements referred to above.
●	Results for the full year 2009
  > Sales
Using TOTAL’s market indicators and comparing 2009 to 2008, the environment was marked by a 36% decrease in the average realized liquids price and a 30% decrease in the average realized natural gas

[4]	TOTAL adjusts for its share of amortization of intangibles related to the Sanofi-Aventis merger and, from 2009, selected items related to Sanofi-Aventis.

[5]	Detail shown on page 13 of this exhibit.

[6]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[7]	Net cash flow = cash flow from operations + divestments – gross investments.

price. The ERMI refining margin indicator for Europe fell by 65% to 17.8 $/t. The Chemicals environment was marked by a drop in demand for polymers and specialty chemicals.
The euro-dollar exchange rate was 1.39 $/€ in 2009 compared to 1.47 $/€ in 2008.
In this context, sales were €131,327 million in 2009, a decrease of 27% compared to 2008.
  > Net income (Group share)
Reported net income (Group share) was €8,447 million compared to €10,590 million in 2008. The after-tax inventory effect had a positive impact on net income of €1,533 million in 2009 compared to a negative impact of €2,452 million in 2008. The Group’s share of adjustments and selected items related to Sanofi-Aventis had a negative impact on net income of €300 million in 2009 and a negative impact on net income of €393 million in 2008. Other special items had a negative impact on net income of €570 million in 2009 compared to a negative impact of €485 million in 2008.
The Group did not buy back shares in 2009. On December 31, 2009, there were 2,243.7 million fully-diluted shares compared to 2,235.3 million fully-diluted shares on December 31, 2008.
Fully-diluted earnings per share, based on 2,237.3 million weighted-average shares, was €3.78 compared to €4.71 in 2008, a decrease of 20%.
  > Investments — divestments8
Investments excluding acquisitions and including net investments in equity affiliates and non-consolidated companies were €12.3 billion in 2009 compared to €11.4 billion in 2008.
Acquisitions were €743 million in 2009.
Asset sales in 2009 were €2,663 million, consisting essentially of Sanofi-Aventis shares.
Net investments9 were €10.3 billion in 2009 compared to €11.1 billion in 2008.
  > Cash flow
Cash flow from operating activities was €12,360 million in 2009, a decrease of 34% compared to 2008.
Net cash flow10 for the Group was €2,092 million in 2009 compared to €7,614 million in 2008, mainly due to the effect of the variation in oil and oil products prices during 2009 as compared to during 2008.
The net-debt-to-equity ratio was 26.6% on December 31, 2009, compared to 22.5% on December 31, 2008.11
●	Analysis of business segment results
The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.
In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of

[8]	Detail shown on page 13 of this exhibit.

[9]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

[10]	Net cash flow = cash flow from operations + divestments – gross investments.

[11]	Detail shown on page 13 of this exhibit.

acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors, mainly in the United States, and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory value in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO method and the replacement cost method.
The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 23 to 28 of this exhibit respectively.
In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.
UPSTREAM
  > Environment — liquids and gas price realizations*

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08		2009	2008	2008

74.5	68.1	55.5	+34%	Brent ($/b)	61.7	97.3	-37%

70.6	65.1	49.4	+43%	Average liquids price ($/b)	58.1	91.1	-36%
5.07	4.89	7.57	-33%	Average gas price ($/Mbtu)	5.17	7.38	-30%

54.4	50.7	47.1	+15%	Average hydrocarbons price ($/boe)	47.1	72.1	-35%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.
In the fourth quarter 2009, TOTAL’s average realized liquids price increased by 43% compared to the fourth quarter 2008. For the full year, TOTAL’s average realized liquids price decreased by 36%.
The average realized price for TOTAL’s natural gas decreased by 33% in the fourth quarter 2009 compared to the fourth quarter 2008. TOTAL’s average natural gas price decreased by 30% in 2009 compared to 2008.
  > Production

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Hydrocarbon production	2009	2008	2008

2,377	2,243	2,354	+1%	Combined production (kboe/d)	2,281	2,341	-3%

1,404	1,379	1,434	-2%	• Liquids (kb/d)	1,381	1,456	-5%
5,320	4,726	5,127	+4%	• Gas (Mcf/d)	4,923	4,837	+2%

Hydrocarbon production was 2,377 thousand barrels of oil equivalent per day (kboe/d) in the fourth quarter 2009, an increase of 1% compared to the fourth quarter 2008 and 6% compared to the third quarter 2009.
Compared to the fourth quarter 2008, production increased mainly as a result of:
•	+6.5% for ramp-ups and start-ups of new fields net of the normal decline,

•	-2% for the price effect[12],

•	-1.5% for OPEC reductions,

•	-0.5% for disruptions in Nigeria related to security issues,

•	-1.5% for changes in the portfolio, mainly in Venezuela. The impact of terminating the Hamra concession in Algeria was offset in the quarter by the start of the contract on the Tabiyeh field in Syria.
Excluding the impact of OPEC reductions, production growth was 2.5% compared to the fourth quarter 2008.
For the full year 2009, hydrocarbon production was 2,281 kboe/d, a decrease of 2.6% compared to 2008, mainly as a result of:
•	+2% for ramp-ups and start-ups of new fields net of the normal decline,

•	+1.5% for the price effect,

•	-3% for OPEC reductions and lower gas demand,

•	-1% for disruptions in Nigeria related to security issues,

•	-2% for changes in the portfolio, essentially in Venezuela and Libya.
Excluding the impact of OPEC reductions, production was stable compared to 2008.
  > Reserves

Year-end reserves	2009	2008	%

Hydrocarbon reserves (Mboe)	10,483	10,458	—

• Liquids (Mb)	5,689	5,695	—
• Gas (Bcf)	26,318	26,218	—

Proved reserves based on the revised rules published by the SEC in December 2008 (59.91 $/b Brent) were 10,483 Mboe at December 31, 2009. At the 2009 average rate of production, the reserve life is more than 12 years.

[12]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

  > Results

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	in millions of euros	2009	2008	2008

4,880	3,318	6,925	-30%	Non-Group sales	16,072	24,256	-34%

3,887	3,236	3,556	+9%	Operating income	12,858	23,468	-45%

(21)	—	(171)	-88%	Adjustments affecting operating income*	(21)	(171)	-88%

3,908	3,236	3,727	+5%	Adjusted operating income*	12,879	23,639	-46%

1,948	1,501	1,995	-2%	Adjusted net operating income*	6,382	10,724	-40%
293	190	269	+9%	• includes income from equity affiliates	886	1,236	-28%

2,429	2,512	3,283	-26%	Investments	9,855	10,017	-2%

77	87	270	-71%	Divestments	398	1,130	-65%

2,825	2,854	2,139	+32%	Cash flow from operating activities	10,200	13,765	-26%

*	Detail of adjustment items shown in business segment information starting on page 23 of this exhibit.
Adjusted net operating income for the Upstream segment was €1,948 million in the fourth quarter 2009 compared to €1,995 million in the fourth quarter 2008, a decrease of 2%, reflecting essentially the impact of higher hydrocarbon prices compared to the fourth quarter 2008.
Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on Upstream adjusted net operating income of €94 million in the fourth quarter 2009 and a positive impact of €200 million in the fourth quarter 2008.
The effective tax rate for the Upstream segment was 58% compared to 57% in the fourth quarter 2008 and 59% in the third quarter 2009.
Over the full year 2009, adjusted net operating income for the Upstream segment was €6,382 million compared to €10,724 million in 2008, a decrease of 40%, essentially due to lower hydrocarbon prices.
Technical costs for consolidated subsidiaries, in accordance with ASC 93213 (previously FAS69) were 15.4 $/boe in 2009, stable compared to 2008, with a decrease of 8% in operating expenses per barrel offsetting an increase in depreciation, depletion and amortization (DD&A) charges related notably to the start-up of new projects.
The return on average capital employed (ROACE14) for the Upstream segment was 18% in 2009 compared to 36% in 2008.

[13]	FASB Accounting Standards Codification Topic 932, Extractive industries – Oil and Gas.

[14]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 14 of this exhibit.

DOWNSTREAM
> Refinery throughput and utilization rates*

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08		2009	2008	2008

2,055	2,142	2,371	-13%	Total refinery throughput (kb/d)	2,151	2,362	-9%

701	828	944	-26%	• France	836	956	-13%
1,104	1,045	1,146	-4%	• Rest of Europe	1,065	1,134	-6%
250	269	281	-11%	• Rest of world	250	272	-8%

				Utilization rates
75%	78%	90%		• Based on crude only	78%	88%
79%	82%	91%		• Based on crude and other feedstock	83%	91%

*	Includes share of CEPSA.
In the fourth quarter 2009, refinery throughput decreased by 13% compared to the fourth quarter 2008 and by 4% compared to the third quarter 2009.
In the fourth quarter 2009, most of the Group’s refineries continued to use voluntary throughput reductions to adjust to poor economic conditions. These reductions decreased the utilization rate for crude and other feedstocks to 79% from 91% in the fourth quarter 2008. Compared to the third quarter 2009, the decrease in the utilization for crude and other feedstocks rate from 82% to 79% was mainly due to shutting down production at the Flanders (Dunkirk) refinery in mid-September 2009.
For the full year 2009, the utilization rate based on crude was 78% (83% for crude and other feedstocks) compared to 88% in 2008 (91% for crude and other feedstocks) reflecting the voluntary throughput reductions in the Group’s refineries. Five refineries had scheduled turnarounds for maintenance in 2009 compared to six in 2008. Turnaround activity in 2010 is expected to be lower than in 2009.
> Results

			4Q09				2009
			vs	in millions of euros			vs
4Q09	3Q09	4Q08	4Q08	except ERMI*refining margins	2009	2008	2008

11.7	12.0	40.9	-71%	European refining margin indicator — ERMI* ($/t)	17.8	51.1	-65%

27,423	26,409	27,746	-1%	Non-Group sales	100,518	135,524	-26%

39	231	(2,416)	n/a	Operating income	2,237	826	x2.7

28	148	(3,561)	n/a	Adjustments affecting operating income	1,211	(2,776)	n/a

11	83	1,145	-99%	Adjusted operating income**	1,026	3,602	-72%

51	146	770	-93%	Adjusted net operating income**	953	2,569	-63%
19	75	21	-10%	• includes income from equity affiliates	155	77	x2

844	607	972	-13%	Investments	2,771	2,418	+15%

48	23	18	x2.7	Divestments	133	216	-38%

(1,400)	944	603	n/a	Cash flow from operating activities	1,164	3,111	-63%

*	TOTAL replaced TRCV with ERMI as its European refining margin indicator. In view of market changes over the past years (particularly in terms of refinery complexity, crude feedstocks and product runs) the ERMI is expected to be more representative of the margin on average variable costs for a theoretical European refinery.

**	Detail of adjustment items shown in business segment information starting on page 23 of this exhibit.

The ERMI European refining margin indicator averaged 11.7 $/t in the fourth quarter 2009, a decrease of 71% compared to the fourth quarter 2008. For the full year 2009, the European refining margin indicator was 17.8 $/t, a decrease of 65% compared to 2008.
Adjusted net operating income for the Downstream segment was €51 million in the fourth quarter 2009, a decrease of 93% compared to the fourth quarter 2008, reflecting essentially the sharp decrease in refining margins and less favorable conditions for marketing and supply optimization.
Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Downstream adjusted net operating income of €259 million in the fourth quarter 2009 and a positive impact of €2,604 million in the fourth quarter 2008. The exclusion of special items had a positive impact on Downstream adjusted net operating income of €276 million in the fourth quarter 2009, primarily relating to asset impairments, and a positive impact of €34 million in the fourth quarter 2008.
Adjusted net operating income for the Downstream segment for the full year 2009 was €953 million, a decrease of 63% compared to 2008, reflecting essentially the significantly weaker refining environment.
The decreases in cash flow from operating activities and adjusted cash flow shown for the fourth quarter and full year 2009 were due to a large increase in working capital requirements and the decrease in adjusted net operating income.
The ROACE for the Downstream segment for the full year 2009 was 7% compared to 20% for 2008.
Chemicals

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	in millions of euros	2009	2008	2008

3,932	3,892	4,012	-2%	Non-Group sales	14,726	20,150	-27%
2,389	2,326	2,449	-2%	• Base chemicals	8,655	13,176	-34%
1,543	1,566	1,563	-1%	• Specialties	6,071	6,974	-13%

97	248	(761)	n/a	Operating income	553	(58)	n/a

31	57	(1,015)	n/a	Adjustments affecting operating income	304	(931)	n/a

66	191	254	-74%	Adjusted operating income*	249	873	-71%

72	161	177	-59%	Adjusted net operating income*	272	668	-59%
(16)	53	109	n/a	• Base chemicals	16	323	-95%
93	111	55	+69%	• Specialties	279	339	-18%

225	112	477	-53%	Investments	631	1,074	-41%

20	13	20	—	Divestments	47	53	-11%

324	300	939	-65%	Cash flow from operating activities	1,082	920	+18%

*	Detail of adjustment items shown in business segment information starting on page 23 of this exhibit.
In the fourth quarter and full year 2009, the environment for the Chemicals segment was affected by weak demand in the OECD countries.

Adjusted net operating income for the Chemicals segment was €72 million in the fourth quarter 2009, a decrease of 59% compared to the fourth quarter 2008 that was essentially due to the significantly weaker market conditions for Base chemicals.
Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Chemicals adjusted net operating income of €38 million in the fourth quarter 2009 and a positive impact of €559 million in the fourth quarter 2008. The exclusion of special items had a negative impact on Chemicals adjusted net operating income of €11 million in the fourth quarter 2009 and a positive impact of €166 million in the fourth quarter 2008.
For the full year 2009, adjusted net operating income for the Chemicals segment was €272 million compared to €668 million in 2008, a decrease of 59% that resulted from the significantly weaker environment for Base chemicals and, to a lesser degree, lower sales and results from the Specialties.
The ROACE for the Chemicals segment for the full year 2009 was 4% compared to 9% for 2008.
● TOTAL S.A. parent company accounts and proposed dividend
Net income for Total S.A., the parent company, was €5,634 million in 2009 compared to €6,008 million in 2008. After closing the accounts, the Board of Directors decided to propose at the May 21, 2010 Annual Shareholders Meeting a dividend of €2.28 per share for 2009, stable in euros compared to the previous year.
Taking into account the interim dividend of €1.14 per share paid on November 18, 2009, the remaining €1.14 per share would be paid on June 1, 2010.15
● Summary and outlook
In the Upstream, 2010 production is expected to increase thanks to the ramp-up on projects started up in 2009. TOTAL will continue to build on its large and diversified portfolio, its recognized expertise in project management and cost control. Following the launch of the Surmont Phase II project announced in January, TOTAL expects to launch several other major projects, including CLOV in Angola, Laggan/Tormore in the United Kingdom, and Ofon II and Egina in Nigeria.
In the Downstream and Chemicals, the Group plans to continue to adapt its activities in mature areas and reinforce its portfolio in growing markets, notably with the construction of the Jubail refinery and the benefit from the start-up of a new ethane cracker in Qatar.
The Group is continuing to pursue its growth policy in 2010 with an investment budget of $18 billion16, stable compared to the 2009 budget; 80% of the investments will be dedicated to the Upstream. In addition, TOTAL intends to divest non-strategic assets, in particular through the progressive sale of its shares in Sanofi-Aventis and a project to sell Mapa Spontex, a subsidiary in its Specialty chemicals sector. Based on this, the Group maintains its net-debt-to-equity ratio objective of around 25-to-30%. TOTAL is confident in its ability to maintain its dividend policy.
Since the beginning of the first quarter 2010, the price of Brent has traded between 70 and 80 $/b and natural gas prices have recovered somewhat. The environment for refining and petrochemicals remains difficult.
Forward-looking statements
This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

[15]	The ex-dividend date for the remainder of the 2009 dividend would be May 27, 2010.

[16]	Including net investments in equity affiliates and non-consolidated companies, excluding acquisitions, based on 1€=$1.40 for 2010.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.
You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:
•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.
For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2008.

Operating information by segment
Fourth quarter and full year 2009
● Upstream

			4Q09				2009
			vs	Combined liquids and gas			vs
4Q09	3Q09	4Q08	4Q08	production by region (kboe/d)	2009	2008	2008

627	569	684	-8%	Europe	613	616	—
780	762	746	+5%	Africa	749	783	-4%
41	31	13	x3.2	North America	24	14	+71%
242	259	241	—	Far East	251	246	+2%
493	419	426	+16%	Middle East	438	432	+1%
167	183	217	-23%	South America	182	224	-19%
27	20	27	—	Rest of world	24	26	-8%

2,377	2,243	2,354	+1%	Total production	2,281	2,341	-3%

393	351	400	-2%	Includes equity and non-consolidated affiliates	359	403	-11%

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Liquids production by region (kb/d)	2009	2008	2008

306	279	321	-5%	Europe	295	302	-2%
648	647	618	+5%	Africa	632	654	-3%
30	27	12	x2.5	North America	20	11	+82%
31	33	31	—	Far East	33	29	+14%
304	300	320	-5%	Middle East	307	329	-7%
68	79	118	-42%	South America	80	119	-33%
17	14	14	+21%	Rest of world	14	12	+17%

1,404	1,379	1,434	-2%	Total production	1,381	1,456	-5%

276	286	341	-19%	Includes equity and non-consolidated affiliates	286	347	-18%

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Gas production by region (Mcf/d)	2009	2008	2008

1,736	1,580	1,957	-11%	Europe	1,734	1,704	+2%
681	583	658	+3%	Africa	599	659	-9%
53	19	8	x6.6	North America	22	15	+47%
1,196	1,276	1,280	-7%	Far East	1,228	1,236	-1%
1,050	657	604	+74%	Middle East	724	569	+27%
546	575	550	-1%	South America	564	579	-3%
58	36	70	-17%	Rest of world	52	75	-31%

5,320	4,726	5,127	+4%	Total production	4,923	4,837	+2%

635	355	316	x2	Includes equity and non-consolidated affiliates	395	298	+33%

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Liquefied natural gas	2009	2008	2008

2.35	2.18	2.38	-1%	LNG sales* (Mt)	8.83	9.15	-3%

*	Sales, Group share, excluding trading ; 1 Mt/y = approx. 133 Mcf/d ; data from 2009 previous period have been restated to reflect volumes estimation for Bontang LNG in Indonesia based on the 2009 SEC coefficient.
● Downstream

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	Refined products sales by region (kb/d)*	2009	2008	2008

2,046	2,014	2,186	-6%	Europe	2,053	2,123	-3%
295	278	281	+5%	Africa	281	279	+1%
145	164	168	-14%	Americas	165	170	-3%
158	134	156	+1%	Rest of world	142	148	-4%
2,644	2,590	2,791	-5%	Total consolidated sales	2,641	2,720	-3%
921	887	860	+7%	Trading	975	938	+4%

3,565	3,477	3,651	-2%	Total refined product sales	3,616	3,658	-1%

*	Includes share of CEPSA

Investments — Divestments

			4Q09				2009
			vs				vs
4Q09	3Q09	4Q08	4Q08	in millions of euros	2009	2008	2008

3,307	3,111	4,059	-19%	Investments excluding acquisitions*	12,260	11,422	+7%

256	227	183	+40%	• Capitalized exploration	865	772	+12%

159	187	74	x2.1	• Net investments in equity affiliates and non-consolidated companies	594	(392)	n/a

112	58	506	-78%	Acquisitions	743	1,022	-27%

3,419	3,169	4,565	-25%	Investments including acquisitions*	13,003	12,444	+4%

821	702	732	+12%	Asset sales	2,663	1,451	+84%

2,580	2,449	3,815	-32%	Net investments **	10,268	11,055	-7%

*	Includes net investments in equity affiliates and non-consolidated companies.

**	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies — asset sales + net financing for employees related to stock purchase plans.
Net-debt-to-equity ratio

in millions of euros	12/31/2009	9/30/2009	12/31/2008

Current borrowings	6,994	6,012	7,722

Net current financial assets	(188)	(160)	(29)

Non-current financial debt	19,437	19,146	16,191

Hedging instruments of non-current debt	(1,025)	(983)	(892)

Cash and cash equivalents	(11,662)	(13,775)	(12,321)

Net debt	13,556	10,240	10,671

Shareholders’ equity	52,552	49,620	48,992

Estimated dividend payable*	(2,546)	(1,273)	(2,540)

Minority interests	987	959	958

Equity	50,993	49,306	47,410

Net-debt-to-equity ratio	26.6%	20.8%	22.5%

*	Based on a 2009 dividend equal to the 2008 dividend (2.28 €/share) less the interim dividend 1.14 €/share (2,545 M€) paid in November 2009.

Return on average capital employed
●	Full year 2009

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	6,382	953	272

Capital employed at 12/31/2008*	32,681	13,623	7,417

Capital employed at 12/31/2009*	37,397	15,299	6,898

ROACE	18.2%	6.6%	3.8%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of €256 million pre-tax at 12/31/2008.
●	Twelve months ended September 30, 2009

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	6,429	1,672	377

Capital employed at 9/30/2008*	30,184	12,649	8,107

Capital employed at 9/30/2009*	35,514	13,513	6,845

ROACE	19.6%	12.8%	5.0%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of €121 million pre-tax at 9/30/2008.
●	Full year 2008

in millions of euros	Upstream	Downstream	Chemicals**

Adjusted net operating income	10,724	2,569	668

Capital employed at 12/31/2007*	27,062	12,190	7,033

Capital employed at 12/31/2008*	32,681	13,623	7,417

ROACE	35.9%	19.9%	9.2%

*	At replacement cost (excluding after-tax inventory effect).

**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of €134 million pre-tax at 12/31/2007 and €256 million pre-tax at 12/31/2008.

MAIN INDICATORS
     Chart updated around the middle of the month following the end of each quarter.

		European
		refining margins		Average liquids	Average gas
	€/ $	ERMI* ($/t)**	Brent ($/b)	price*** ($/b)	price ($/Mbtu)***
Fourth quarter 2009	1.48	11.7	74.5	70.6	5.07
Third quarter 2009	1.43	12.0	68.1	65.1	4.89
Second quarter 2009	1.36	17.1	59.1	54.8	4.71
First quarter 2009	1.30	30.5	44.5	41.5	5.98
Fourth quarter 2008	1.32	40.9	55.5	49.4	7.57

*	European Refining Margin Indicator (ERMI) represents an indicator reported by TOTAL for the first time in this document. The ERMI is intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by TOTAL in any period because of TOTAL’s particular refinery configurations, product mix effects or other company-specific operating conditions.

TRCV was TOTAL’s margin indicator reported in previous quarters. For comparative purposes, TRCV is 5.7 $/t for fourth quarter 2009 and was 6.6 $/t for third quarter 2009, 12.4 $/t for second quarter 2009, 34.7 $/t for first quarter 2009 and 41.4 $/t for fourth quarter 2008. TRCV will be discontinued effective in the first quarter 2010.

**	1 $/t = 0.136 $/b.

***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.
Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(M€) (a)	2009	2009	2008

Sales	36,228	33,628	38,714
Excise taxes	(4,933)	(4,812)	(5,009)
Revenues from sales	31,295	28,816	33,705

Purchases, net of inventory variation	(20,590)	(18,940)	(26,393)
Other operating expenses	(4,684)	(4,508)	(5,122)
Exploration costs	(237)	(130)	(227)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,927)	(1,599)	(1,748)
Other income	123	70	94
Other expense	(202)	(95)	(123)

Financial interest on debt	(111)	(108)	(298)
Financial income from marketable securities & cash equivalents	16	21	117
Cost of net debt	(95)	(87)	(181)

Other financial income	177	67	243
Other financial expense	(92)	(90)	(95)

Equity in income (loss) of affiliates	384	398	31

Income taxes	(2,045)	(1,927)	(960)

Consolidated net income	2,107	1,975	(776)

Group share	2,065	1,923	(794)
Minority interests	42	52	18

Earnings per share (€)	0.93	0.86	(0.36)

Fully-diluted earnings per share (€)	0.92	0.86	(0.36)

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF INCOME
TOTAL

	Year	Year
(M€) (a)	2009	2008

Sales	131,327	179,976
Excise taxes	(19,174)	(19,645)
Revenues from sales	112,153	160,331

Purchases, net of inventory variation	(71,058)	(111,024)
Other operating expenses	(18,591)	(19,101)
Exploration costs	(698)	(764)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,682)	(5,755)
Other income	314	369
Other expense	(600)	(554)

Financial interest on debt	(530)	(1,000)
Financial income from marketable securities & cash equivalents	132	473
Cost of net debt	(398)	(527)

Other financial income	643	728
Other financial expense	(345)	(325)

Equity in income (loss) of affiliates	1,642	1,721

Income taxes	(7,751)	(14,146)

Consolidated net income	8,629	10,953

Group share	8,447	10,590
Minority interests	182	363

Earnings per share (€)	3.79	4.74

Fully-diluted earnings per share (€)	3.78	4.71

(a) Except for per share amounts.

CONSOLIDATED BALANCE SHEET
TOTAL

(M€)	December 31, 2009	September 30, 2009 (unaudited)	December 31, 2008

ASSETS

Non-current assets
Intangible assets, net	7,514	5,845	5,341
Property, plant and equipment, net	51,590	49,292	46,142
Equity affiliates : investments and loans	13,624	13,685	14,668
Other investments	1,162	1,187	1,165
Hedging instruments of non-current financial debt	1,025	983	892
Other non-current assets	3,081	3,179	3,044

Total non-current assets	77,996	74,171	71,252

Current assets
Inventories, net	13,867	12,002	9,621
Accounts receivable, net	15,719	14,198	15,287
Other current assets	8,198	8,141	9,642
Current financial assets	311	329	187
Cash and cash equivalents	11,662	13,775	12,321

Total current assets	49,757	48,445	47,058

Total assets	127,753	122,616	118,310

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,871	5,869	5,930
Paid-in surplus and retained earnings	55,372	53,136	52,947
Currency translation adjustment	(5,069)	(5,744)	(4,876)
Treasury shares	(3,622)	(3,641)	(5,009)

Total shareholders’ equity — Group Share	52,552	49,620	48,992

Minority interests	987	959	958

Total shareholders’ equity	53,539	50,579	49,950

Non-current liabilities
Deferred income taxes	8,948	8,894	7,973
Employee benefits	2,040	2,013	2,011
Provisions and other non-current liabilities	9,381	7,936	7,858

Total non-current liabilities	20,369	18,843	17,842

Non-current financial debt	19,437	19,146	16,191

Current liabilities
Accounts payable	15,383	13,916	14,815
Other creditors and accrued liabilities	11,908	13,951	11,632
Current borrowings	6,994	6,012	7,722
Other current financial liabilities	123	169	158

Total current liabilities	34,408	34,048	34,327

Total Liabilities and shareholders’ equity	127,753	122,616	118,310

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL
(unaudited)

	4th quarter	3rd quarter	4th quarter
(M€)	2009	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,107	1,975	(776)
Depreciation, depletion and amortization	2,061	1,673	1,853
Non-current liabilities, valuation allowances and deferred taxes	(82)	310	(435)
Impact of coverage of pension benefit plans	—	—	(505)
(Gains) losses on sales of assets	(104)	(50)	(28)
Undistributed affiliates’ equity earnings	(148)	(232)	263
(Increase) decrease in working capital	(1,968)	870	3,635
Other changes, net	23	(8)	86

Cash flow from operating activities	1,889	4,538	4,093

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(3,204)	(2,849)	(3,987)
Acquisitions of subsidiaries, net of cash acquired	(4)	—	(368)
Investments in equity affiliates and other securities	(52)	(133)	(136)
Increase in non-current loans	(264)	(274)	(267)

Total expenditures	(3,524)	(3,256)	(4,758)
Proceeds from disposal of intangible assets and property, plant and equipment	19	4	73
Proceeds from disposal of subsidiaries, net of cash sold	—	—	—
Proceeds from disposal of non-current investments	802	698	659
Repayment of non-current loans	123	105	211

Total divestments	944	807	943

Cash flow used in investing activities	(2,580)	(2,449)	(3,815)

CASH FLOW (FROM)/USED FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	22	5	4
- Treasury shares	19	1	(144)
- Minority shareholders	—	—	6
Cash dividends paid:
- Parent company shareholders	(2,545)	—	(2,541)
- Minority shareholders	(59)	15	(86)
Net issuance (repayment) of non-current debt	1,285	(617)	(435)
Increase (decrease) in current borrowings	(109)	(1,948)	2,244
Increase (decrease) in current financial assets and liabilities	(54)	—	29
Cash flow (from) / used in financing activities	(1,441)	(2,544)	(923)

Net increase (decrease) in cash and cash equivalents	(2,132)	(455)	(645)
Effect of exchange rates	19	(69)	(265)
Cash and cash equivalents at the beginning of the period	13,775	14,299	13,231

Cash and cash equivalents at the end of the period	11,662	13,775	12,321

CONSOLIDATED STATEMENT OF CASH FLOW
TOTAL

	Year	Year
(M€)	2009	2008

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	8,629	10,953
Depreciation, depletion and amortization	7,107	6,197
Non-current liabilities, valuation allowances and deferred taxes	441	(150)
Impact of coverage of pension benefit plans	—	(505)
(Gains) losses on sales of assets	(200)	(257)
Undistributed affiliates’ equity earnings	(378)	(311)
(Increase) decrease in working capital	(3,316)	2,571
Other changes, net	77	171

Cash flow from operating activities	12,360	18,669

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(11,849)	(11,861)
Acquisitions of subsidiaries, net of cash acquired	(160)	(559)
Investments in equity affiliates and other securities	(400)	(416)
Increase in non-current loans	(940)	(804)

Total expenditures	(13,349)	(13,640)
Proceeds from disposal of intangible assets and property, plant and equipment	138	130
Proceeds from disposal of subsidiaries, net of cash sold	—	88
Proceeds from disposal of non-current investments	2,525	1,233
Repayment of non-current loans	418	1,134

Total divestments	3,081	2,585

Cash flow used in investing activities	(10,268)	(11,055)

CASH FLOW (FROM)/USED FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	41	262
- Treasury shares	22	(1,189)
- Minority shareholders	—	(4)
Cash dividends paid:
- Parent company shareholders	(5,086)	(4,945)
- Minority shareholders	(189)	(213)
Net issuance (repayment) of non-current debt	5,522	3,009
Increase (decrease) in current borrowings	(3,124)	1,437
Increase (decrease) in current financial assets and liabilities	(54)	850
Cash flow (from) / used in financing activities	(2,868)	(793)

Net increase (decrease) in cash and cash equivalents	(776)	6,821
Effect of exchange rates	117	(488)
Cash and cash equivalents at the beginning of the period	12,321	5,988

Cash and cash equivalents at the end of the period	11,662	12,321

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
TOTAL

				Currency
	Common shares issued		Paid-in surplus and	translation	Treasury shares		Shareholders’		Total shareholders’
(M€)	Number	Amount	retained earnings	adjustment	Number	Amount	equity Group Share	Minority interests	equity

As of January 1, 2008	2,395,532,097	5,989	48,797	(4,396)	(151,421,232)	(5,532)	44,858	842	45,700

Net income 2008	—	—	10,590	—	—	—	10,590	363	10,953
Other comprehensive Income	—	—	(258)	(480)	—	—	(738)	(34)	(772)
Comprehensive Income	—	—	10,332	(480)	—	—	9,852	329	10,181
Dividend	—	—	(4,945)	—	—	—	(4,945)	(213)	(5,158)
Issuance of common shares	6,275,977	16	246	—	—	—	262	—	262
Purchase of treasury shares	—	—	—	—	(27,600,000)	(1,339)	(1,339)	—	(1,339)
Sale of treasury shares (1)	—	—	(71)	—	5,939,137	221	150	—	150
Share-based payments	—	—	154	—	—	—	154	—	154
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	(30,000,000)	(75)	(1,566)	—	30,000,000	1,641	—	—	—
Transactions with shareholders	(23,724,023)	(59)	(6,182)	—	8,339,137	523	(5,718)	(213)	(5,931)

As of December 31, 2008	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950

Net income 2009	—	—	8,447	—	—	—	8,447	182	8,629
Other comprehensive Income	—	—	246	(193)	—	—	53	60	113
Comprehensive Income	—	—	8,693	(193)	—	—	8,500	242	8,742
Dividend	—	—	(5,086)	—	—	—	(5,086)	(189)	(5,275)
Issuance of common shares	1,414,810	3	38	—	—	—	41	—	41
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(143)	—	2,874,905	165	22	—	22
Share-based payments	—	—	106	—	—	—	106	—	106
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Transactions with shareholders	(23,385,190)	(59)	(6,268)	—	27,674,905	1,387	(4,940)	(213)	(5,153)

As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (a)
TOTAL

	Year	Year
(M€)	2009	2008

Net income	8,629	10,953

Other comprehensive income
Currency translation adjustment	(244)	(722)
Available for sale financial assets	38	(254)
Cash flow hedge	128	—
Share of other comprehensive income of associates, net amount	234	173
Other	(5)	1

Tax effect	(38)	30

Total other comprehensive income (net amount)	113	(772)

Comprehensive income	8,742	10,181

- Group share	8,500	9,852
- Minority interests	242	329

(a)	In accordance with revised IAS 1, applicable from January 1, 2009.

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

4th quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,880	27,423	3,932	(7)	—	36,228
Intersegment sales	4,460	1,217	218	41	(5,936)	—
Excise taxes	—	(4,933)	—	—	—	(4,933)

Revenues from sales	9,340	23,707	4,150	34	(5,936)	31,295
Operating expenses	(4,299)	(23,046)	(3,912)	(190)	5,936	(25,511)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,154)	(622)	(141)	(10)	—	(1,927)

Operating income	3,887	39	97	(166)	—	3,857
Equity in income (loss) of affiliates and other items	155	(4)	44	195	—	390
Tax on net operating income	(2,188)	(1)	(20)	129	—	(2,080)

Net operating income	1,854	34	121	158	—	2,167
Net cost of net debt						(60)
Minority interests						(42)

Net income						2,065

4th quarter 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(17)	313	25	—		321
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(285)	6	—		(283)

Operating income (b)	(21)	28	31	—		38
Equity in income (loss) of affiliates and other items (c)	(90)	(22)	23	46		(43)
Tax on net operating income	17	(23)	(5)	(2)		(13)

Net operating income (b)	(94)	(17)	49	44		(18)
Net cost of net debt						—
Minority interests						(2)

Net income						(16)

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	388	61	—
On net operating income	—	259	38	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(48)

4th quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,880	27,423	3,932	(7)	—	36,228
Intersegment sales	4,460	1,217	218	41	(5,936)	—
Excise taxes	—	(4,933)	—	—	—	(4,933)

Revenues from sales	9,340	23,707	4,150	34	(5,936)	31,295
Operating expenses	(4,282)	(23,359)	(3,937)	(190)	5,936	(25,832)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,150)	(337)	(147)	(10)	—	(1,644)

Adjusted operating income	3,908	11	66	(166)	—	3,819
Equity in income (loss) of affiliates and other items	245	18	21	149	—	433
Tax on net operating income	(2,205)	22	(15)	131	—	(2,067)

Adjusted net operating income	1,948	51	72	114	—	2,185
Net cost of net debt						(60)
Minority interests						(44)

Ajusted net income						2,081

4th quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,429	844	225	26		3,524
Total divestments	77	48	20	799		944
Cash flow from operating activities	2,825	(1,400)	324	140		1,889

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

3rd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(21,982)	(3,746)	(113)	5,349	(23,578)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(139)	(8)	—	(1,599)

Operating income	3,236	231	248	(76)	—	3,639
Equity in income (loss) of affiliates and other items	119	46	19	166	—	350
Tax on net operating income	(1,885)	(51)	(73)	54	—	(1,955)

Net operating income	1,470	226	194	144	—	2,034
Net cost of net debt						(59)
Minority interests						(52)

Net income						1,923

3rd quarter 2009 (adjustments) (a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	148	60	—		208
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(3)	—		(3)

Operating income (b)	—	148	57	—		205
Equity in income (loss) of affiliates and other items (c)	(31)	(19)	(8)	(22)		(80)
Tax on net operating income	—	(49)	(16)	(1)		(66)

Net operating income (b)	(31)	80	33	(23)		59
Net cost of net debt						—
Minority interests						(5)

Net income						54

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	150	64	—
On net operating income	—	81	45	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(70)

3rd quarter 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,318	26,409	3,892	9	—	33,628
Intersegment sales	4,149	923	241	36	(5,349)	—
Excise taxes	—	(4,812)	—	—	—	(4,812)

Revenues from sales	7,467	22,520	4,133	45	(5,349)	28,816
Operating expenses	(3,086)	(22,130)	(3,806)	(113)	5,349	(23,786)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,145)	(307)	(136)	(8)	—	(1,596)

Adjusted operating income	3,236	83	191	(76)	—	3,434
Equity in income (loss) of affiliates and other items	150	65	27	188	—	430
Tax on net operating income	(1,885)	(2)	(57)	55	—	(1,889)

Adjusted net operating income	1,501	146	161	167	—	1,975
Net cost of net debt						(59)
Minority interests						(47)

Ajusted net income						1,869

3rd quarter 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,512	607	112	25	—	3,256
Total divestments	87	23	13	684	—	807
Cash flow from operating activities	2,854	944	300	440	—	4,538

BUSINESS SEGMENT INFORMATION
TOTAL
(unaudited)

4th quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,925	27,746	4,012	31	—	38,714
Intersegment sales	4,097	810	207	15	(5,129)	—
Excise taxes	—	(5,009)	—	—	—	(5,009)

Revenues from sales	11,022	23,547	4,219	46	(5,129)	33,705
Operating expenses	(6,188)	(25,635)	(4,845)	(203)	5,129	(31,742)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,278)	(328)	(135)	(7)	—	(1,748)

Operating income	3,556	(2,416)	(761)	(164)	—	215
Equity in income (loss) of affiliates and other items	440	(259)	(61)	30	—	150
Tax on net operating income	(2,201)	807	274	108	—	(1,012)

Net operating income	1,795	(1,868)	(548)	(26)	—	(647)
Net cost of net debt						(129)
Minority interests						(18)

Net income						(794)

4th quarter 2008 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	(3,561)	(1,009)	—		(4,570)
Depreciation, depletion and amortization of tangible assets and mineral interests	(171)	—	(6)	—		(177)

Operating income (b)	(171)	(3,561)	(1,015)	—		(4,747)
Equity in income (loss) of affiliates and other items (c)	(86)	(243)	(59)	(139)		(527)
Tax on net operating income	57	1,166	349	—		1,572

Net operating income (b)	(200)	(2,638)	(725)	(139)		(3,702)
Net cost of net debt						—
Minority interests						35

Net income						(3,667)

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	(3,561)	(811)	—
On net operating income	—	(2,604)	(559)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(166)

4th quarter 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	6,925	27,746	4,012	31	—	38,714
Intersegment sales	4,097	810	207	15	(5,129)	—
Excise taxes	—	(5,009)	—	—	—	(5,009)

Revenues from sales	11,022	23,547	4,219	46	(5,129)	33,705
Operating expenses	(6,188)	(22,074)	(3,836)	(203)	5,129	(27,172)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,107)	(328)	(129)	(7)	—	(1,571)

Adjusted operating income	3,727	1,145	254	(164)	—	4,962
Equity in income (loss) of affiliates and other items	526	(16)	(2)	169	—	677
Tax on net operating income	(2,258)	(359)	(75)	108	—	(2,584)

Adjusted net operating income	1,995	770	177	113	—	3,055
Net cost of net debt						(129)
Minority interests						(53)

Ajusted net income						2,873

4th quarter 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,283	972	477	26		4,758
Total divestments	270	18	20	635		943
Cash flow from operating activities	2,139	603	939	412		4,093

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)

Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,752)	(81,281)	(14,293)	(656)	20,635	(90,347)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,420)	(1,612)	(615)	(35)	—	(6,682)

Operating income	12,858	2,237	553	(524)	—	15,124
Equity in income (loss) of affiliates and other items	846	169	(58)	697	—	1,654
Tax on net operating income	(7,486)	(633)	(92)	326	—	(7,885)

Net operating income	6,218	1,773	403	499	—	8,893
Net cost of net debt						(264)
Minority interests						(182)

Net income						8,447

Year 2009 (adjustments)(a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales
Operating expenses	(17)	1,558	344	—		1,885
Depreciation, depletion and amortization of tangible assets and mineral interests	(4)	(347)	(40)	—		(391)

Operating income (b)	(21)	1,211	304	—		1,494
Equity in income (loss) of affiliates and other items (c)	(160)	22	(123)	(117)		(378)
Tax on net operating income	17	(413)	(50)	(3)		(449)

Net operating income (b)	(164)	820	131	(120)		667
Net cost of net debt						—
Minority interests						(4)

Net income						663

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments and selected items related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	1,816	389	—
On net operating income	—	1,285	254	—
(c) Of which equity share of adjustments and selected items related to Sanofi-Aventis	—	—	—	(300)

Year 2009 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	16,072	100,518	14,726	11	—	131,327
Intersegment sales	15,958	3,786	735	156	(20,635)	—
Excise taxes	—	(19,174)	—	—	—	(19,174)

Revenues from sales	32,030	85,130	15,461	167	(20,635)	112,153
Operating expenses	(14,735)	(82,839)	(14,637)	(656)	20,635	(92,232)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,416)	(1,265)	(575)	(35)	—	(6,291)

Adjusted operating income	12,879	1,026	249	(524)	—	13,630
Equity in income (loss) of affiliates and other items	1,006	147	65	814	—	2,032
Tax on net operating income	(7,503)	(220)	(42)	329	—	(7,436)

Adjusted net operating income	6,382	953	272	619	—	8,226
Net cost of net debt						(264)
Minority interests						(178)

Ajusted net income						7,784

Year 2009
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	9,855	2,771	631	92		13,349
Total divestments	398	133	47	2,503		3,081
Cash flow from operating activities	10,200	1,164	1,082	(86)		12,360

BUSINESS SEGMENT INFORMATION
TOTAL

Year 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)

Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(119,425)	(20,942)	(685)	32,078	(130,889)
Depreciation, depletion and amortization of tangible assets and mineral interests	(4,005)	(1,202)	(518)	(30)	—	(5,755)
Operating income	23,468	826	(58)	(549)	—	23,687

Equity in income (loss) of affiliates and other items	1,541	(158)	(34)	590	—	1,939
Tax on net operating income	(14,563)	(143)	76	315	—	(14,315)

Net operating income	10,446	525	(16)	356	—	11,311
Net cost of net debt						(358)
Minority interests						(363)

Net income						10,590

Year 2008 (adjustments) (a)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales	—	—	—	—		—
Operating expenses	—	(2,776)	(925)	—		(3,701)
Depreciation, depletion and amortization of tangible assets and mineral interests	(171)	—	(6)	—		(177)

Operating income (b)	(171)	(2,776)	(931)	—		(3,878)
Equity in income (loss) of affiliates and other items (c)	(164)	(195)	(82)	(345)		(786)
Tax on net operating income	57	927	329	(2)		1,311

Net operating income (b)	(278)	(2,044)	(684)	(347)		(3,353)
Net cost of net debt						—
Minority interests						23

Net income						(3,330)

(a)	Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	(2,776)	(727)	—
On net operating income	—	(1,971)	(504)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(393)

Year 2008 (adjusted)
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	24,256	135,524	20,150	46	—	179,976
Intersegment sales	25,132	5,574	1,252	120	(32,078)	—
Excise taxes	—	(19,645)	—	—	—	(19,645)

Revenues from sales	49,388	121,453	21,402	166	(32,078)	160,331
Operating expenses	(21,915)	(116,649)	(20,017)	(685)	32,078	(127,188)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,834)	(1,202)	(512)	(30)	—	(5,578)

Adjusted operating income	23,639	3,602	873	(549)	—	27,565
Equity in income (loss) of affiliates and other items	1,705	37	48	935	—	2,725
Tax on net operating income	(14,620)	(1,070)	(253)	317	—	(15,626)

Adjusted net operating income	10,724	2,569	668	703	—	14,664
Net cost of net debt						(358)
Minority interests						(386)

Ajusted net income						13,920

Year 2008
(M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	10,017	2,418	1,074	131		13,640
Total divestments	1,130	216	53	1,186		2,585
Cash flow from operating activities	13,765	3,111	920	873		18,669

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL
(unaudited)

4th quarter 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	36,228	—	36,228
Excise taxes	(4,933)	—	(4,933)
Revenues from sales	31,295	—	31,295

Purchases net of inventory variation	(21,039)	449	(20,590)
Other operating expenses	(4,556)	(128)	(4,684)
Exploration costs	(237)	—	(237)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,644)	(283)	(1,927)
Other income	29	94	123
Other expense	(148)	(54)	(202)

Financial interest on debt	(111)	—	(111)
Financial income from marketable securities & cash equivalents	16	—	16
Cost of net debt	(95)	—	(95)

Other financial income	177	—	177
Other financial expense	(92)	—	(92)

Equity in income (loss) of affiliates	467	(83)	384

Income taxes	(2,032)	(13)	(2,045)

Consolidated net income	2,125	(18)	2,107
Group share	2,081	(16)	2,065
Minority interests	44	(2)	42

4th quarter 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	38,714	—	38,714
Excise taxes	(5,009)	—	(5,009)
Revenues from sales	33,705	—	33,705

Purchases net of inventory variation	(22,021)	(4,372)	(26,393)
Other operating expenses	(4,924)	(198)	(5,122)
Exploration costs	(227)	—	(227)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,571)	(177)	(1,748)
Other income	77	17	94
Other expense	(18)	(105)	(123)

Financial interest on debt	(298)	—	(298)
Financial income from marketable securities & cash equivalents	117	—	117
Cost of net debt	(181)	—	(181)

Other financial income	243	—	243
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	470	(439)	31

Income taxes	(2,532)	1,572	(960)

Consolidated net income	2,926	(3,702)	(776)
Group share	2,873	(3,667)	(794)
Minority interests	53	(35)	18

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
TOTAL

Year 2009			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	131,327	—	131,327
Excise taxes	(19,174)	—	(19,174)
Revenues from sales	112,153	—	112,153

Purchases net of inventory variation	(73,263)	2,205	(71,058)
Other operating expenses	(18,271)	(320)	(18,591)
Exploration costs	(698)	—	(698)
Depreciation, depletion and amortization of tangible assets and mineral interests	(6,291)	(391)	(6,682)
Other income	131	183	314
Other expense	(315)	(285)	(600)

Financial interest on debt	(530)	—	(530)
Financial income from marketable securities & cash equivalents	132	—	132
Cost of net debt	(398)	—	(398)

Other financial income	643	—	643
Other financial expense	(345)	—	(345)

Equity in income (loss) of affiliates	1,918	(276)	1,642

Income taxes	(7,302)	(449)	(7,751)

Consolidated net income	7,962	667	8,629
Group share	7,784	663	8,447
Minority interests	178	4	182

Year 2008			Consolidated
(M€)	Adjusted	Adjustments	statement of income

Sales	179,976	—	179,976
Excise taxes	(19,645)	—	(19,645)
Revenues from sales	160,331	—	160,331

Purchases net of inventory variation	(107,521)	(3,503)	(111,024)
Other operating expenses	(18,903)	(198)	(19,101)
Exploration costs	(764)	—	(764)
Depreciation, depletion and amortization of tangible assets and mineral interests	(5,578)	(177)	(5,755)
Other income	153	216	369
Other expense	(147)	(407)	(554)

Financial interest on debt	(1,000)	—	(1,000)
Financial income from marketable securities & cash equivalents	473	—	473
Cost of net debt	(527)	—	(527)

Other financial income	728	—	728
Other financial expense	(325)	—	(325)

Equity in income (loss) of affiliates	2,316	(595)	1,721

Income taxes	(15,457)	1,311	(14,146)

Consolidated net income	14,306	(3,353)	10,953
Group share	13,920	(3,330)	10,590
Minority interests	386	(23)	363